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December 1, 2017

BY ELECTRONIC MAIL AND EDGAR TRANSMISSION	W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.

Sonny Oh

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Variable Annuity Account B

Brighthouse Prime Options

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-216454)

Class S and Class S-L Share Option

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-209059)

Class VA

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-209058)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company of NY (the “Company”) and Brighthouse Variable Annuity Account B (the “Registrant”), we are responding to the comments of the Staff (the “Staff) of the Securities and Exchange Commission (the “Commission”) provided to us telephonically on November 16, 2017 and November 20, 2017 with regard to Post-Effective Amendment No. 2 filed with the Commission on Form N-4 on July 13, 2017 with respect to the Prime Options (File No. 333-216454), Class S and Class S-L Share Option (File No. 333-209059) and Class VA (File No. 333-209058) flexible premium deferred variable annuity contracts offered by the Company. Each such contract may be referred to herein as a “Contract” and collectively, as the “Contracts.”

For ease of reference, each of the comments of the Staff is set forth below, followed by the Company’s response. In cases where the Company’s response indicates that the Company has proposed revised disclosure to the prospectus, the pages of the prospectus, as so revised, are filed herewith. Unless indicated otherwise, we understand that each of the Staff’s comments, while provided in the context of the Class VA Contract, apply to the filings for each of the other two Contracts. Similarly, each of the Company’s responses apply to each of the Contracts, unless indicated otherwise. Thus, references to “the prospectus” should be understood as referring to the applicable prospectus for each of the Contracts.

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Sonny Oh

December 1, 2017

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectus.

General Comments

1. Comment: Please define the “Company.”

Response: In response to the Staff’s comment, the Company defined Brighthouse Life Insurance Company of NY to include the “Company” on the cover page.

2. Comment: With respect to the underlying portfolios, please include the name of the portfolio’s investment adviser in the name of the portfolio (e.g., Brighthouse/MetLife Aggregate Bond Index Portfolio rather than MetLife Aggregate Bond Index Portfolio).

Response: The Company respectfully submits that only Brighthouse Trust I and Brighthouse Trust II, and their respective Boards of Trustees, have the authority to revise the names of their respective portfolios. The Company understands in this regard that Brighthouse Trust II (File No. 002-80751) received similar comments in response to its 2017 annual update. In its comment response letter on April 27, 2017, Brighthouse Trust II stated, “The Registrant respectfully submits that the names and respective roles of the Adviser and the Subadviser are clearly disclosed under the ‘Management’ heading in the ‘Portfolio Summary’ section of the Prospectus and in the “Additional Information About Management” section of the Prospectus. The Registrant believes that such disclosure effectively communicates the identity of the Adviser to potential investors. The Registrant is not aware of any requirement in its multi-manager exemptive order or published guidance with respect to Rule 35d-1 under the Investment Company Act of 1940 or otherwise that would require the name of the Adviser to be included in the name of the Portfolio, particularly where the term ‘Brighthouse’ is included in the name of the Registrant.”

Additionally, we note that the name of each underlying portfolio is reported accurately in the product prospectuses, consistent with the requirements of Form N-4.

3. Comment: Consistent with previous revisions to the prospectus, where applicable, the Staff recommends deleting the footnote which reads “If you elect the GWB v1 rider, you must allocate all of your Purchase Payments and Account Value among these Investment Portfolios. These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.” The Staff recommends revising the disclosure to make clear that the Investment Portfolios are available for investment without electing the GWB v1 rider or the GLWB rider.

Response: In response to this Comment, the Company has deleted the footnote, where applicable. The Company has revised its disclosure to state that if a Contract holder elects the GWB v1 rider or the GLWB rider, the Company restricts the investment choices available to the Contract holder.

Prospectus

4. Comment: In the footnotes to the Fee Table, the Staff recommends deleting the sentences which read, “For contracts issued with the GLWB on and after             , 2018, the current charge is 1.35%. For contracts issued with the GLWB prior to             , 2018, the GLWB

Sonny Oh

December 1, 2017

rider charge was 1.20% at contract issue.” Alternatively, the Staff recommends revising the disclosure related to contracts issued with the GLWB prior to                     , 2018 to reflect the present tense.

Response: The Company has revised the footnotes to the Fee Table to delete the relevant disclosure.

5. Comment: On page 20, and where applicable, the Staff recommends that, Registrant use the nomenclature “GLWB v1” rather than “on or after             , 2017.”

Response: The Company has revised the disclosure, where relevant, so that the GLWB rider contained in Contracts issued “on and after             , 2018” is referred to as “FlexChoice Access.” Similarly, the GLWB rider contained in Contracts issued “prior to             , 2018” is referred to as “FlexChoice.”

6. Comment: Under each of the subheadings “Nursing Home/Hospital Confinement Rider” and “Terminal Illness,” please add a sentence between the third-to-last and the second-to-last sentences, if applicable, that states that subsequent purchase payments will not be accepted once the waiver is used. Alternatively, please revise the prospectus to distinguish between Contracts issued on and after             , 2018 and Contracts issued prior to             , 2018.

Response: The Company notes that the referenced disclosure was included in prior versions of the registration statement, but that such limitations have never applied to any Contract holders, including Contracts issued on and after             , 2018 and Contracts issued prior to             , 2018. The disclosure has been revised to clarify that such limitations are not applicable.

7. Comment: Under the subheading “Fixed Annuity Payments,” please disclose how the exact “Business Day” is selected. Alternatively, please revise the prospectus to distinguish between Contracts issued on and after             , 2018 and Contracts issued prior to             , 2018.

Response: The Company notes that the disclosure in the prospectus mirrors the language of the Contract, which states that “the Adjusted Account Value is determined on the Annuity Calculation Date which is a Business Day no more than five Business Days prior to the Annuity Date.” The Company believes that this administrative procedure is consistent with widespread industry practice, and that some flexibility is necessary given that this may be required to be a manual calculation. The Company further notes that, despite disclosure in previous versions of the prospectus which could have been read to suggest otherwise, this practice is consistent with the calculation of the “Business Day” for Contracts issued prior to             , 2018.

8. Comment: In the footnotes to the GLWB Rate Table, please clarify whether the footnote 1 refers to one or both of the Single Lifetime Guarantee Rate and the Joint Lifetime Guarantee Rate.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the subheading “GLWB Rate Table,” and the footnote to the GLWB Rate Table, to clarify that, once a Contract holder’s account is reduced to zero, the Contract holder will receive the Single Lifetime Withdrawal Rate unless the Contract holder is both eligible for and has elected to

Sonny Oh

December 1, 2017

receive the applicable Joint Lifetime Guarantee Rate. The Company believes that adding such disclosure addresses the Staff’s concern.

9. Comment: Please disclose the Minimum Issue Age under “Guaranteed Lifetime Withdrawal Benefit.”

Response: In response to the Staff’s comment, the Company has revised the prospectus to disclose the Minimum Issue Age.

10. Comment: The Staff recommends that the Company revise the disclosure to include the term “unaffiliated” wherever the prospectus refers to “selling firms” consistent with revisions made under the subheading “Selling Firms.”

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that the Company does not use any affiliated selling firms.

11. Comment: Under the subheading “Compensation Paid to Selling Firms,” please clarify whether disclosure from Pre-Effective Amendment No. 1, which stated “We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor’s management team, advertising expenses, and other expenses of distributing the contracts. Distributor’s management team and registered representatives also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items,” is still applicable.

Response: The Company notes that the disclosure was removed in all of the Company’s prospectuses during the last annual update. The Company respectfully submits that it will review the reasons for such removal and, if still applicable, such disclosure will be added in connection with the May 1 updates.

Part C

12. Comment: With respect to the Certificate of Restated Resolutions, please provide resolutions with respect to the name change for the Separate Account.

Response: The Company notes that, under New York law, board resolutions are required to effect the name change of the Separate Account. As a result, the Company will file the appropriate exhibit in connection with the next filing.

Prime Options

13. Comment: The Staff recommends the Company add the following disclosure, taken from the registration statement for Series VA, under the subheading “Allocation of Purchase Payments”:

Sonny Oh

December 1, 2017

If you choose the GWB v1 rider, we will require you to allocate your Purchase Payments and Account Value as described below under “Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider” until the rider terminates.

If you choose the Guaranteed Lifetime Withdrawal Benefit (GLWB) rider, we require you to allocate your Purchase Payments and Account Value as described below under “Investment Allocation and Other Purchase Payment Restrictions for the GLWB” until the rider terminates.

Response: The Company has revised the prospectus to include the recommended disclosure.

14. Comment: Please confirm whether references to “Variable and Fixed Annuity Products” should be to “Annuity Service Center.”

Response: The Company notes references to “Variable and Fixed Annuity Products” should be to “Annuity Service Center,” and the Company has revised the prospectus accordingly.

Very truly yours,

W. Thomas Conner

Shareholder*

WTC